SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)


                        Berkshire Realty Company, Inc.
 _____________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
 _____________________________________________________________________________
                        (Title of Class of Securities)

                                  084710 10 2
 _____________________________________________________________________________
                                (CUSIP Number)

                               Thomas J. Saylak
                Blackstone Real Estate Acquisitions III L.L.C.
                               345 Park Avenue
                           New York, New York 10154
                                (212) 583-5000
 _____________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 5, 1999
 _____________________________________________________________________________
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 Pages

                                SCHEDULE 13D


CUSIP No. 084710 10 2                        Page   2    of   11    Pages
         _____________                            ______    _______

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Real Estate Acquisitions III L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /X/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                 0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER REPORTING
   WITH                 0

             10   SHARED DISPOSITIVE POWER

                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 084710 10 2                        Page   3    of   11    Pages
         _____________                            ______    _______

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Blackstone Real Estate Advisors III L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /X/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                 0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER REPORTING
   WITH                 0

             10   SHARED DISPOSITIVE POWER

                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 084710 10 2                        Page   4    of   11    Pages
         _____________                            ______    _______

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BRE Advisors III L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /X/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                 0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER REPORTING
   WITH                 0

             10   SHARED DISPOSITIVE POWER

                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          00
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 084710 10 2                        Page   5    of   11    Pages
         _____________                            ______    _______

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter G. Peterson

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /X/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                 0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER REPORTING
   WITH                 0

             10   SHARED DISPOSITIVE POWER

                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 084710 10 2                        Page   6    of   11    Pages
         _____________                            ______    _______

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Stephen A. Schwarzman

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /

                                                                      (b) /X/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          OO (see Item 3)

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
   EACH                 0
 REPORTING
  PERSON      9   SOLE DISPOSITIVE POWER REPORTING
   WITH                 0

             10   SHARED DISPOSITIVE POWER

                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 1 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This Amendment No. 1 to Schedule 13D is being filed jointly by Blackstone Real Estate Acquisitions III L.L.C., a Delaware limited liability company ("BREA III L.L.C."), Blackstone Real Estate Advisors III L.P., a Delaware limited partnership, BRE Advisors III L.L.C., a Delaware limited liability company, Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). This Amendment No. 1 amends the Schedule 13D filed on March 4, 1999 (the "Schedule 13D") which relates to shares of common stock, par value $.01 per share, of Berkshire Realty Company, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the
Schedule 13D.

     Items 2, 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

          Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

          On March 5, 1999, the Reporting Persons, Whitehall and Douglas
     Krupp (on behalf of himself and the Krupp Affiliates) amended the Formation Letter by amending and restating the "Summary of Terms" attached thereto. Such amended and restated Summary of Terms (the "Amended and Restated Summary of Terms") is attached hereto as Exhibit 6, and the information set forth herein is qualified in its entirety by reference to the Amended and Restated Summary of Terms, which is expressly incorporated herein by reference.

          Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

          On March 5, 1999, Aptco delivered a letter to the Company's financial advisor which amended the proposal contained in the Offer Letter (the "Offer Letter Amendment") by (i) increasing the Cash Price from $11.05 to $12.05 per share of Common Stock/OP Unit, (ii) increasing from 6% per annum to 7-1/2% per annum the rate at which the cumulative preferred distributions of available cash payable to holders of OP Units who elect to receive senior preferred equity interests in Aptco ("Class A Interests") in exchange for their OP Units would accrue, (iii) providing




                              Page 7 of 11 Pages
     that holders of OP Units electing to receive Class A Interests in Aptco will have the right to cause Aptco to purchase such Class A Interests at any time after the fifth anniversary of the closing of the Proposed Transactions at a price equal to the liquidation preference thereof (i.e., the Cash Price) and (iv) extending the expiration time of the proposal set forth in the Offer Letter (as so amended) to 5:00 p.m.
     on March 8, 1999. Such Offer Letter Amendment is attached hereto as Exhibit 7, and the information set forth herein is qualified in its entirety by reference to the Offer Letter Amendment, which is expressly incorporated herein by reference.

     Item 7 of the Schedule 13D is amended by adding the following:

     6. Amended and Restated Summary of Terms, dated March 5, 1999, among BREA III L.L.C., Whitehall and Douglas Krupp.

     7.    Offer Letter Amendment, dated March 5, 1999.
































                              Page 8 of 11 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        BLACKSTONE REAL ESTATE ACQUISITIONS
                                             III L.L.C.


                                        By: /s/ Gary Sumers
                                           ---------------------------------
                                           Name:  Gary Sumers
                                           Title: Vice President


                                        BLACKSTONE REAL ESTATE ADVISORS III
                                             L.P.

                                        By: BRE ADVISORS III L.L.C.


                                        By: /s/ Gary Sumers
                                           ---------------------------------
                                           Name:  Gary Sumers
                                           Title: Vice President


                                        BRE ADVISORS III L.L.C.


                                        By: /s/ Gary Sumers
                                           ---------------------------------
                                           Name:  Gary Sumers
                                           Title: Vice President




















                              Page 9 of 11 Pages

                                         /s/ Gary Sumers
                                        --------------------------------------
                                        Peter G. Peterson

                                        By: Gary Sumers, Attorney-in-Fact



                                         /s/ Gary Sumers
                                        --------------------------------------
                                        Stephen A. Schwarzman

                                        By: Gary Sumers, Attorney-in-Fact



Dated:  March 8, 1999






































                              Page 10 of 11 Pages

                                 Exhibit Index

     6. Amended and Restated Summary of Terms, dated March 5, 1999, among BREA III L.L.C., Whitehall and Douglas Krupp.

     7.    Offer Letter Amendment, dated March 5, 1999.















































                              Page 11 of 11 Pages